PRESIDIO FUNDS

Financial Reports

Annual Report

Annual Report - April 30, 2008 (PDF Format) - Click Here

Annual Report - April 30, 2007 (PDF Format) - Click Here

Annual Report - April 30, 2006 (PDF Format) - Click Here

Semi-Annual Report

Semi-Annual Report - October 31, 2007 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2006 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2005 (PDF Format) - Click Here

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Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Top 10 Holdings

Top Ten Holdings As Of 4/30/2008 (excluding US Treasuries)

Description	Ticker	Percent
FARO Technologies Inc.	FARO	3.38%
Synplicity, Inc.	SNYP	3.09%
Advanced Analogic Technologies, Inc.	AATI	2.98%
streetTRACKS Gold Shares	GLD	2.49%
Abaxis, Inc.	ABAX	2.47%
Learning Tree International Inc.	LTRE	2.38%
Willbros Group Inc.	WG	2.35%
Advance Auto Parts Inc.	AAP	2.34%
Compuware Corp.	CPWR	2.28%
News Corp.	NWS-A	2.19%

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Sector Weightings

as of April 30, 2008



Net Cash*, 12.51%
Technology, 22.87%
Industrial Goods, 13.77%
Basic Materials, 13.49%
Healthcare, 12.14%
Consumer Goods and Services, 10.42%
Business Services, 7.09%
Retail, 4.61%
Aerospace and Defense, 1.57%
Financial Services and Insurance, 1.53%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Technology	22.87%
Industrial Goods	13.77%
Basic Materials	13.49%
Healthcare	12.14%
Consumer Goods and Services	10.42%
Business Services	7.09%
Retail	4.61%
Aerospace and Defense	1.57%
Financial Services and Insurance	1.53%
Net Cash	12.51%